Avior Capital Markets US, LLC
Financial Statements
April 30, 2026

CONFIDENTIAL

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69513

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___05/01/2025___ AND ENDING ___04/30/2026___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Avior Capital Markets US, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__630 Fifth Avenue, 45 Rockefeller Plaza, Suite 2335__
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Malan D O'Linsky	+27 11 589 2866	malan@avior.co.za
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst Wintter & Associates LLP__
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Malan D O'Linsky _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avior Capital Markets US, LLC _____, as of 30 April _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Malan D O'Linsky*
Jul 28, 2026, 9:37 AM SAST
_____

Title: Director of Finance / FinOp
_____

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☒ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

For   Avior Capital Markets US LLC

Name   Malan O'Linsky

Title   CFO

Malan D O'Linsky

Signed on Jul 28, 2026 9:37 AM SAST



Avior Capital Markets US, LLC

Financial Statements for the year ended April 30, 2026

Contents

Report of Independent Registered Public Accounting Firm

To the Member of
Avior Capital Markets US, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avior Capital Markets US, LLC (the "Company") as of April 30, 2026, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, and the related notes and schedules I, II and III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Avior Capital Markets US, LLC's auditor since 2021.
Walnut Creek, California
July 24, 2026

Avior Capital Markets US, LLC
Statement of Financial Condition
April 30, 2026

Assets

Cash	$ 7,144,912
Cash segregated under federal and other regulations	2,247
Receivable from parent	396,751
Accounts receivable	10,532
Security deposit	77,168
Operating lease right-of-use asset	718,801
Total Assets	**$ 8,350,411**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 17,869
Operating lease liability	715,158
Total Liabilities	733,027

Subordinated Loans	6,450,000
Member's Equity	1,167,384
Total Liabilities and Members Equity	**$ 8,350,411**

The accompanying notes are an integral part of these financial statements.

Avior Capital Markets US, LLC
Statement of Income
For the year ended April 30, 2026

Revenue	
Facility service fee	$ 1,433,754
Chaperoning service fees	30,500
Research services	76,733
Interest and other income	255,153
Total Revenue	1,796,140
Expenses	
Compensation and related costs	580,673
Interest expense	232,793
Rent	150,693
Office expense	122,786
Health insurance	67,404
Professional fees	59,647
Technology and communications	45,039
Meals and entertainment	27,786
Regulatory fees	19,861
Insurance	5,098
Other operating expenses	230,495
Total Operating Expenses	1,542,275
Income before tax provision	253,865
Income tax provision	56,000
Net Income	$ 197,865

The accompanying notes are an integral part of these financial statements.

Avior Capital Markets US, LLC

Statement of Changes in Member's Equity

For the year ended April 30, 2026

Balance at May 1, 2025	$ 969,519
Net income	197,865
Balance at April 30, 2026	$ 1,167,384

The accompanying notes are an integral part of these financial statements.

Avior Capital Markets US, LLC
Statement of Cash Flows
For the year ended April 30, 2026

Cash flows from operating activities

Net income	$ 197,865

Adjustments to reconcile net income to net cash used in operating activities:

Amortization of operating lease right-of-use asset	140,404

(Increase) decrease in:

Accounts receivable	2,215
Receivable from parent	(143,487)
Prepaid expenses	10,920
Security deposit	(77,168)

Increase (decrease) in:

Accounts payable and accrued expenses	17,869
Deferred revenue	(13,500)
Operating lease liability	(154,336)
Net cash used in operating activities	(19,218)

Cash flows from financing activities

Subordinated borrowings	2,500,000
Net cash provided by financing activities	2,500,000

Net increase in cash	2,480,782
Cash at beginning of year	4,666,377
Cash at end of year	$ 7,147,159

The accompanying notes are an integral part of these financial statements.

Avior Capital Markets US, LLC
Statement of Cash Flows (continued)
For the year ended April 30, 2026

Supplemental Disclosures

Taxes paid	$ 43,000
Interest paid	$ 278,957
Right-of-use asset obtained in exchange for increase in operating lease liability (re-measurement)	$ 767,792

At April 30, 2026, the amounts included in cash include the following:

Cash	$ 7,144,192
Cash segregated under federal and other regulations	2,247
Total	$ 7,147,159

The accompanying notes are an integral part of these financial statements.

Avior Capital Markets US, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the year ended April 30, 2026

Balance at May 1, 2025	$3,950,000
Subordinated borrowings	2,500,000
Balance at April 30, 2026	$ 6,450,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Avior Capital Markets US, LLC (the "Company") was incorporated in Delaware on February 1, 2019. The Company is a broker-dealer registered with the U.S Securities and Exchange Commission (the "SEC"). The Company became a member of the Financial Industry Regulatory Authority ("FINRA") effective March 19, 2020 and is a member of the Securities Investor Protection Corp ("SIPC"). The Company is a wholly owned subsidiary of Avior Capital Markets International, Ltd. (the "Parent"). The Company operates out of its sole office in New York City. The Company provides services to affiliates and non-affiliated broker dealers in distributing research reports to qualified institutional buyers ("QIBs") in the United States of America ("U.S"). The Company earns chaperoning service fees in its capacity to effect securities transactions with these QIBs pursuant to the requirements set forth in SEC Rule 15a-6 "Exemption of Certain Foreign Brokers or Dealers". The Company is also a member of the Depository Trust & Clearing Corporation ("DTCC") and facilitates the settlement of securities transactions on behalf of its affiliates.

Note 2 – Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below.

Basis of presentation

The financial statements have been prepared in accordance with, and in compliance with, accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of April 30, 2026, there were no cash equivalents held by the Company.

Note 2   Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable represents amounts that have been billed to clients in accordance with the Company's chaperoning agreements with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of April 30, 2026.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to have an effect on taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. As of April 30, 2026, deferred income taxes were not material.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties,

Note 2   Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company files its income tax returns in the U.S. federal and various state and local jurisdictions and has elected to be taxed as a corporation. Generally, the Company is subject to income tax examinations by major taxing authorities. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, local and foreign tax laws. The Company recognizes and measures unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under the guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon the examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At April 30, 2026, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Leases

The Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of April 30, 2026, there were no finance leases.

Segment Reporting

The Company operates as a single reportable segment, focusing on broker dealer activities, mainly investment banking services. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM). The Company has identified the CEO as the CODM. As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in this report.

Note 3 – Revenue from Contracts with Customers

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenue is recognized when promised goods or services are transferred to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the

Note 3 – Revenue from Contracts with Customers (continued)

entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fee revenue for providing chaperoning services to clients executing securities transactions with an affiliate and non-affiliated foreign broker dealers of the Company. The Company satisfies its performance obligations over time, which is typically monthly by performing required services in accordance with Rule 15a-6 of the SEC. The Company earns facility fee revenue from its Parent for providing monthly chaperoning services pursuant to Rule 15a-6 of the SEC. The Company's service fee is determined based upon specified monthly expenses incurred by the Company plus a mark-up of 5%.

The Company's chaperoning and service fees are typically billed on a monthly basis.

The Company provides research services to its clients which are typically billed on a periodic basis. The performance obligations include access to research reports and access to research analysts. Revenue is recognized on a contractual milestone basis when performance obligations are met.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totalled $12,747 and $10,532 as of May 1, 2025 and April 30, 2026, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue totalled $13,500 and $0 as of May 1, 2025 and April 30, 2026, respectively.

Note 4 – Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. The incremental borrowing rate in the lease agreement is 3.722%.The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will

Avior Capital Markets US, LLC
Notes to the Financial Statements
April 30, 2026

Note 4 – Leases (continued)

exercise that option. As of April 30, 2026, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components such as a security deposit. Such non-lease components are accounted for separately.

The Company entered into an operating lease agreement for office space in New York in August 2022 which expired on December 31, 2025. In May 2025, the Company signed a lease amendment which extended the original lease period through April 30, 2026. In December 2025, the Company signed a second amendment to the original lease agreement. The lease expires on October 31, 2031. For the year ended April 30, 2026, information pertaining to the lease was as follows:

ROU asset on May 1, 2025	$ 91,413
Remeasurement increase of ROU Asset	52,228
Remeasurement of ROU Asset	715,564
Amortization of ROU Asset	(140,404)
ROU asset as of April 30, 2026	$ 718,801
Total operating lease cost included in rent on the Statement of Income	$ 150,693
Payments made on operating lease liability	$ 154,336
Remaining lease term	66 months
Discount rate	3.722%

Maturities of Operating Lease Liability

For the year ended April 30, 2027	$ 79,712
For the year ended April 30, 2028	159,424
For the year ended April 30, 2029	159,424
For the year ended April 30, 2030	159,424
For the year ended April 30, 2031	159,424
Thereafter	79,712
Less discount	(81,962)
Total operating lease liability	$ 715,158

Note 5 - Related Party Transactions

Effective April 1, 2020 the Company entered into a "Cost Plus Agreement" with its Parent and Avior Capital Markets Proprietary Limited, an affiliate. As explained in Note 1, the primary purpose of the Company is to enable distribution of research into the USA among QIBs and to enable trading and settlement activities between its Parent and U.S. QIBs. The Company charges 100% of all of its costs, not including interest expense, incurred plus a 5% mark up to its Parent for services provided. This amounted to $1,433,754 for the year ended April 30, 2026 and is shown in the Statement of Income as Facility service fee. The Company had a receivable from Parent on the Statement of Financial Condition at April 30, 2026 of $396,751.

The Company facilitates arbitrage transactions through the DTCC on behalf of its affiliates. The Company does not earn commissions on these transactions.

The Company has a $100,000 loan from Parent subordinated to claims of general creditors. The loan was approved by FINRA on November 4, 2021 and has an expiration date of November 27, 2026. The loan had a rate of 8% payable annually through the expiration of the loan, however an amendment was signed in May, 2025 decreasing the loan interest rate to 4% payable annually through to expiration. During the year ended April 30, 2026, interest expense was $4,000.

The Company has a $850,000 loan from Parent subordinated to claims of general creditors. The loan was approved by FINRA on December 5, 2022 and has an expiration date of December 5, 2028. The loan had a rate of 8% payable annually through the expiration of the loan, however an amendment was signed in May, 2025 decreasing the loan interest rate to 4% payable annually through to expiration. During the year ended April 30, 2026, interest expense was $34,000.

The Company has a $3,000,000 loan from Parent subordinated to claims of general creditors. The loan was approved by FINRA on February 28, 2025 and has an expiration date of February 28, 2028. The loan had a rate of 8% payable annually through the expiration of the loan, however an amendment was signed in May, 2025 decreasing the loan interest rate to 4% payable annually through to expiration. During the year ended April 30, 2026, interest expense was $120,000.

The Company has a $2,500,000 loan from Parent subordinated to claims of general creditors. The loan was approved by FINRA on July 23, 2025 and has an expiration date of February 28, 2028. The loan has a rate of 4% payable annually through the expiration of the loan. During the year ended April 30, 2026, interest expense was $74,793.

Maturities of Subordinated debt

For the year ended April 30, 2027	$ 100,000
For the year ended April 30, 2028	5,500,000
For the year ended April 30, 2029	850,000
For the year ended April 30, 2030	0
For the year ended April 30, 2031	0
Total subordinated debt	$6,450,000

Note 6 - Retirement Plan

The Company sponsors a 401(k) plan that was established in May 2023. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The plan does not permit matching contributions from the Company. The plan permits discretionary nonelective profit sharing contributions from the Company. For the year ended April 30, 2026, there were no discretionary nonelective profit sharing contributions.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that member's equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At April 30, 2026, the Company's net capital was $7,132,933 which was $6,882,933 in excess of its minimum requirement of $250,000 under SEC Rule 15c3-1. The Company's net capital ratio was .0025 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 8 – Income Taxes

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 enhances the transparency and usefulness of income tax disclosures by requiring greater disaggregation in the effective tax rate reconciliation, additional disclosures regarding income taxes paid, and disaggregation of income (or loss) and income tax expense (or benefit) by jurisdiction. The adoption of ASU 2023-09 did not have a material impact on the Company's financial statements, but resulted in expanded income tax disclosures as described below.

Following is a reconciliation of the Company's statutory federal income tax rate to its effective income tax rate for the year ended April 30, 2026.

	Dollars	Percentages
Income before provision for income taxes	$ 253,865	
U.S. federal statutory tax rate	$ 56,000	21%
State and local income taxes	-	0%
Effective tax rate	$ 56,000	21%

Note 9 - Commitments and Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

Note 10 - Risk Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. For the year ended April 30, 2026, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced losses on its cash deposits.

For the year ended April 30, 2026, 100% of chaperone servicing revenue was generated from three customers.

Note 11 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to April 30, 2026, through July 24, 2026 the date of issuance of these financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I
AVIOR CAPITAL MARKETS US, LLC
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
April 30, 2026

Computation of Net Capital:

Member's equity	$ 1,167,384
Subordinated borrowings	6,450,000
Total member's equity	$ 7,617,384
Deduct:	
Non-allowable assets:	
Accounts receivable	10,532
Receivable from parent	396,751
Security deposit	77,168
	484,451
Net Capital	$ 7,132,933

Minimum net capital under SEC Rule 15c3-1 of 6 2/3% of Aggregate indebtedness or minimum of $250,000, whichever is greater

	$ 250,000
Excess net capital	$ 6,882,933
Aggregate indebtedness	$ 17,869
Ratio of aggregate indebtedness to net capital	0.0025 to 1

There was no material difference between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's April 30, 2026 Part IIA FOCUS filing as amended on July 24, 2026.

Schedule II Avior Capital Markets US, LLC
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3

APRIL 30, 2026

Computation of Reserve Requirement for PAB Accounts Under Rule 15c3-3(e)

Credit balances:

Free credit balances and other credit balances in PAB securities accounts	$ 0
Total credit balances	0

Debit balances:

Total debit balances	0

Reserve computation:

Excess of total credits over total debits	$ 0
Cash segregated under federal and other regulations	$ 406
Amount of deposit in 'Reserve Bank Accounts' over amount required	$ 406

There was no material difference between the above computation and the corresponding schedule in the Company's April 30, 2026 Part IIA FOCUS filing as amended on July 24, 2026.

Schedule III Avior Capital Markets US, LLC
INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
APRIL 30, 2026

1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3).   <u>None</u>

    A. Number of items   <u>None</u>

2. Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3).   <u>None</u>

    A. Number of items   <u>None</u>

The Company does not carry customer accounts and claims exemption from the customer possession-or-control requirements of Rule 15c3-3 under paragraph (k)(2)(i). The Company carries proprietary accounts of other broker-dealers ("PAB accounts") and is subject to the possession-or control requirements of Rule 15c3-3 as they relate to PAB accounts.

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Examination Report of Independent Registered Public Accounting Firm

To the Member of
Avior Capital Markets US, LLC

We have examined Avior Capital Markets US, LLC's (the "Company") statements, included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended April 30, 2026; (2) the Company's internal control over compliance was effective as of April 30, 2026; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of April 30, 2026; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, or 17 C.F.R. § 240.17a-13 will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended April 30, 2026; the Company complied with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of April 30, 2026; and the information used to assert compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of April 30, 2026 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination procedures provide a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Ernst Wintter + Associates LLP

Walnut Creek, California
July 24, 2026



Ascendant

July 14, 2026

15c3-3 Compliance Report

To the best of our knowledge and belief, we, the management of Avior Capital Markets US, LLC (the "Company"), state the following as required by 17 C.F.R. § 240.17a-5(d)(1) and (3):

1. The Company has established and maintained Internal Control Over Compliance as defined in paragraph (d)(3)(ii) of SEC Rule 17a-5.

2. The Internal Control Over Compliance of the Company was effective during the most recent fiscal year ended April 30, 2026.

3. The Internal Control Over Compliance of the Company was effective as of the end of the most recent fiscal year ended April 30, 2026.

4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 (the "Net Capital Rule") and paragraph (e) of 17 C.F.R. § 240.15c3-3(e) (the "Reserve Requirements Rule") during the year and as of the end of the most recent fiscal year ended April 30, 2026.

5. The information the Company used to state whether it was in compliance with the Net Capital Rule and Reserve Requirements Rule was derived from the books and records of the Company.

I affirm that, to the best of my knowledge and belief, this Compliance Report is true and accurate.

Respectfully submitted,

Malan O'Linsky

Chief Financial Officer

Malan D O'Linsky

Jul 23, 2026, 2:57 PM SAST

Avior Capital Markets US LLC
Member: FINRA, SIPC
Registered Broker Dealer (CRD # 172595) formed for that
purpose in the State of Delaware with its office at

630 Fifth Avenue, 45 Rockefeller Plaza Suite 2335, New York,
New York, 10111
Tel: +1 347 735 9908

For Avior Capital Markets US LLC

Name Malan O'Linsky

Title Head of Finance

Malan D O'Linsky

Signed on Jul 23, 2026 2:57 PM SAST

Secured by Concord™
DocumentID: 033uTUrESwCDOwwSsY10DV
SigningID: 033uTUrCW3w8LccUS6fanG
UTC Signing time: 2026-07-23 12:57:08 UTC
IP Address: 102.33.76.51
Email: malan@avior.co.za

